FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated August 1, 2005, regarding the sale of Auna TLC.

2	Material fact dated August 1, 2005, complimenting the above material fact regarding the sale of Auna TLC.

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Item 1

MATERIAL FACT

Endesa, Banco Santander Central Hispano, Unión Fenosa and Auna have reached an agreement for the sale by the latter company of the business of Auna TLC to ONO. Such agreement implies a valuation of Auna TLC of 2,251 million euros (including debt for a total amount of 237 million euros), subject to the usual adjustments in this type of transaction, which are mainly the variations in indebtedness and working capital.

The agreement is subject to the approval by the Board of Directors and the Shareholders’ Meeting of Auna, by the appropriate administrative bodies of the other parties and by the competition authorities.

This transaction completes the one which was announced last week by the shareholders of Auna regarding the sale to France Télécom of the mobile telephone business of Auna (Amena).

     Boadilla del Monte (Madrid), August 1, 2005

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Item 2

MATERIAL FACT

As per continuation of the RNS announcement made earlier today in connection with the agreement for the sale by Auna of Auna TLC to ONO, Banco Santander Central Hispano informs that once that the sales of Amena and Auna TLC have been signed, the capital gain for Grupo Santander resulting from these two transactions amounts to 400 million euros approximately.

Boadilla del Monte (Madrid), August 1, 2005

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

August 2, 2005	By:	/s/ JoséAntonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President